

Mail Stop 3561

April 20, 2009

Mr. Paul Singer
President
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103

> **RE: Singer Financial Corp. ("the Company")**
> **Offering Circular on Form 1-A**
> **File No. 024-10211**
> **Amendment filed April 1, 2009**

Dear Mr. Singer:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to prior comment one from our letter dated October 30, 2008 and reissue that comment, which follows: You currently disclose that the interest rates on the certificates are based on a formula based on the average of certain banks. However, the Form 1-A indicates that management then has the discretion, according to business and market conditions, to set interest rates for each series of certificates between "an approximate minimum rate of 5% and an

approximate maximum rate of 12%." We believe that this discretion effectively supersedes the bank average formula. As you are unable to conduct an at the market offering under Rule 415, prior to qualification, you must set a price or disclose a formula that is not adjustable according to management's significant discretion. See Securities Act Rule 415 and paragraph (16) of Schedule A to the Securities Act. Please revise accordingly.

2.   We note your response to prior comment two from our letter dated October 30, 2008. Please revise the reference to "all traditional debt collection methods" to briefly describe the primary methods that you use in addition to mortgage foreclosure, and disclose the approximate percentage, if material, of your loans or revenues that involve collection or sale of collateral. Also, please address any heightened regulatory scrutiny your business has or may receive.

As appropriate, please amend your offering circular in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the qualification date of the offering circular as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering circular. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

Mr. Paul Singer
Singer Financial Corp.
April 20, 2009
p. 3

We direct your attention to Rules 460 and 461 regarding requesting acceleration of the offering circular. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or me with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Frank Baldwin
Fax: 215-557-2991